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Exhibit 12.1

CAMERON INTERNATIONAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions of dollars)

	2003	2004	2005	2006	2007	THREE MONTHS ENDED 3/31/2008
Pre-tax income from continuing operations	$77.6	$132.9	$263.0	$488.6	$708.5	$185.8
Equity adjustments:
Deduct undistributed income of less than 50% owned entities	(0.2)	—	—	(0.9)	(4.1)	(0.5)
Amortization of capitalized interest	0.2	0.2	0.2	0.2	0.2	0.1
Less interest capitalized during the period	—	—	—	—	—	—
Fixed charges:
Interest, including amortization of debt issuance costs and original issue discount	8.2	17.8	12.0	20.7	23.3	5.0
Interest portion of rental expense(1)	5.2	6.5	6.0	7.7	10.1	2.4

Total fixed charges	13.4	24.3	18.0	28.4	33.4	7.4

Earnings before income taxes and fixed charges	$91.0	$157.4	$281.2	$516.3	$738.0	$192.8

Ratio of earnings to fixed charges	6.8	6.5	15.6	18.2	22.1	26.1

(1)
The portion of rent included in the calculation is believed to be a reasonable approximation of the interest factor.

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  Exhibit 12.1